3/14/14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MAR 04 2014
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-49569

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Exane, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
640 5th Avenue, 15th Floor
(No. and Street)

New York	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. Scott Eveleth (212) 634-5165
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza	New York	New York	10012-0015
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/18/14

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

TABLE OF CONTENTS

** For conditions of confidential treatment of certain portions of this filing, see 240.17a-15(e)(3)

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

(SEC I.D. No. 8-49569)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

INDEPENDENT AUDITOR'S REPORT

Exane, Inc.
640 Fifth Ave. 15th FL
New York, NY 10019

We have audited the accompanying statement of financial condition of Exane, Inc. (the "Company") as of December 31, 2013, and the related notes (the "financial statement"), that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Exane, Inc. as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2014

EXANE, INC.
(A Wholly Owned Subsidiary of Exane SA)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$18,670,808
RECEIVABLES:	
Affiliates	1,487,615
Customers, net of allowance of $21,080	2,037,632
Brokers, dealers, and clearing organizations	1,386,056
SECURITIES OWNED — At fair value	2,125,000
FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS — At cost (less accumulated depreciation and amortization of $1,774,666)	688,811
PREPAID AND OTHER ASSETS	1,314,076
TOTAL ASSETS	$27,709,998

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 5,576,085
Long-term liabilities	2,120,572
Brokers, dealers, and clearing organizations	1,126,195
Total liabilities	8,822,852
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000 shares; issued and outstanding	10
Additional paid-in capital	4,999,990
Accumulated comprehensive gain, net of taxes of $7,177	9,322
Retained earnings	13,877,824
Total stockholder's equity	18,887,146
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$27,709,998

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business — Exane, Inc. (the "Company") is a wholly owned subsidiary of Exane SA (the "Parent"). The Company is incorporated under the laws of the State of Delaware and is a broker-dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulating Authority, Inc. ("FINRA"). The primary function of the Company is to serve the French and other European investment needs of U.S. institutional investors and the U.S. investment needs of U.S., French and other European institutional investors. The Company deals primarily in listed securities of European issuers and listed securities and options of U.S. issuers.

Basis of Presentation — The financial statement is presented in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash and cash equivalents primarily consist of cash and short-term money market instruments.

Securities Owned — Securities owned at December 31, 2013, consists of certificates of deposits with maturities greater than 90 days and are presented at cost, which approximates fair value and accounted for on a trade date basis.

Furniture, Equipment, and Leasehold Improvements —Furniture and equipment are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis generally using estimated useful lives of three to five years. Leasehold improvements are carried at cost, less accumulated depreciation and are depreciated on a straight-line basis using either the life of the lease or the estimated life of the asset, whichever is shorter.

As of December 31, 2013, furniture, equipment, and leasehold improvements are comprised of the following:

	Cost	Accumulated Depreciation	Depreciated Value
Organization & Licenses	$ 38,193	$ (38,193)	$ -
Buildings & Improvements	1,447,976	(858,594)	589,382
Office Equipment	595,236	(508,877)	86,359
Furniture & Fixtures	382,072	(369,002)	13,070
TOTAL	$ 2,463,477	$ (1,774,666)	$ 688,811

Receivables from and Payables to Brokers, Dealers and Clearing Organizations — Receivables from brokers and dealers include the deposit required pursuant to the clearing agreement, other cash on deposits with the Company's U.S. clearing broker and amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails-to-deliver"). Payables to brokers, dealers and

clearing organization include amounts payable for securities not received by the Company from a seller by the settlement date ("fails-to-receive").

Long-Term Liabilities — In 2009 the Company adopted a deferred bonus compensation program whereby portions of the employee's annual cash bonus awards are deferred over a three year period on bonus awards in amounts over a threshold amount. Long-term liabilities are established to reflect the deferred cash bonuses payable in future years.

Defined benefit pension plan — The Company maintains a defined benefit pension plan. Evaluation of pension liability involves certain estimates and assumptions including discount rate, rate of compensation increase and expected return on assets. Refer to Note 4.

Receivables from Customers — The amounts reported in the statement of financial condition represent commissions receivable from customers in connection with securities transactions, less a reserve of $21,080 for certain receivables outstanding six months or more, and research fees invoiced but not yet received.

Translation of Foreign Currency — Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition, and revenues and expenses are translated at exchange rate at the end of each month.

Income Taxes — Income taxes are provided for using the asset and liability method. Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the Company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. The Company had no valuation allowances at year-end.

Use of Estimates — This financial statement has been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions. The most important of these estimates and assumptions relate to fair value measurements, bonus, pension liability and tax accruals at December 31, 2013. Although these and other estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Fair Value Measurement — The Company adopted fair value measurement standards prescribed by the Financial Accounting Standards Board (FASB) which defines fair value as the price received to transfer a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. This standard also establishes a framework for measuring fair value, expands disclosures about fair value measurements and specifies a hierarchy of valuation techniques based on whether inputs to these valuation techniques are observable or unobservable. The Company accounts for all of its financial instruments at fair value. (Also refer to Note 6.)

New Accounting Pronouncements —In December 2011, the FASB issued ASU 2011-11, "New Balance Sheet Offsetting Disclosure Requirements", which contains new disclosure requirements regarding the nature of an entity's right of setoff and related arrangements associated with its financial instruments and derivative instruments. The new disclosures are designed to make financial statements that are prepared under US GAAP more comparable to those prepared under IFRSs. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of this standard did not have a material impact on the Company's statement of financial condition.

In January 2013, the FASB issued ASU 2013-01, "Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" which clarifies which instruments and transactions are subject to the offsetting

disclosure requirements established by ASU 2011-11. The new ASU addresses preparer concerns that the scope of the disclosure requirements under 2011-11 was overly broad and imposed unintended costs that were not commensurate with estimated benefits to the financial statement users. The new disclosure requirements are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of the ASU did not have a material effect on the Company's statement of financial condition.

In February 2013 the FASB adopted ASU 2013-03, "Financial Instruments (Topic 825): Clarifying the Scope and Applicability of a Particular Disclosure to Nonpublic Entities", which clarifies guidance in ASU 2011-04. The ASU clarifies that the requirement to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (as Level 1, Level 2, or Level 3) does not apply to private companies and nonpublic not-for-profits for items that are not measured at fair value in the statement of financial position, but for which fair value is disclosed. The ASU is effective immediately and does not have a material impact on the Company's statement of financial condition.

In December 2013, the FASB issued ASU2013-12, *Definition of a Public Business Entity*, which amends the FASB Master Glossary to include one definition of a public business entity for use in U.S. GAAP and identifies the types of organizations that would be excluded from the scope of the *Private Company Decision-Making Framework: A Guide for Evaluating Financial Accounting and Reporting for Private Companies* once it is finalized. This update will not affect existing reporting requirements. The definition of a public business entity will be used by the FASB, the Private Company Council, and the Emerging Issues Task Force in specifying the scope of future financial accounting and reporting guidance. There is no effective date for this ASU, however the FASB will begin using the term Public Business Entity beginning with ASU 2014-01. Under the guidance issued in ASU 2013-12, as a broker dealer, the Company is considered a Public Business Entity for purposes of this standard.

2. RELATED PARTY TRANSACTIONS

The Company executes and clears securities transactions through another U.S. broker-dealer or a foreign affiliate. Many of these transactions are denominated in foreign currencies. Pursuant to agreements, the Company receives or pays a fee for such services, which is included in commission revenue or brokerage and clearance expenses. The statement of financial condition reflects the following related party balances as of and for the year ended December 31, 2013:

Assets:		Percent of Total
Receivable from affiliates	$1,487,615	100%

The receivable from affiliate balance represents the net of agency commission fees, execution, revenue sharing, research and other related fees payable as of December 31, 2013.

3. INCOME TAXES

The following is a summary of all the various deferred tax assets and liabilities.

Temporary differerences relating to:	
Deferred Bonus Program	$ 1,090,225
Landlord Rent Credits	107,837
Reserve for non-payment of aged customer receivables	9,170
Total Deferred Tax Assets	$ 1,207,232
Defined Benefit Pension Plan	$ 7,177
Leasehold Depreciation	40,707
Total Deferred Tax Liabilities	$ 47,884

The Company has determined that there are no unrecognized tax benefits for uncertain tax positions that were required to be recorded. The Company does not expect a significant increase or decrease in unrecognized tax benefits during the next twelve months.

The Company's years open to examination by major jurisdiction are tax years ended December 2010 and forward for Federal, New York State and New York City.

4. EMPLOYEE BENEFIT PLAN

401(k) Retirement Plan — The Company maintains a 401(k) retirement plan (the "Plan") covering substantially all of the employees of the Company. The Company's contribution to the Plan is based on a percentage of employees' contributions and discretionary amounts.

Defined Benefit Pension Plan — The Company maintains a defined benefit pension plan (the "Pension Plan"). The Pension Plan provides death and retirement benefits to all eligible employees. It is the Company's policy to fund the Pension Plan to meet the minimum funding standard as prescribed by the Employee Retirement Income Security Act of 1974 (ERISA). At December 31, 2013, the pension plan assets were invested in a portfolio consisting primarily of cash and cash equivalents, medium term corporate bonds, U.S. equities and mutual funds managed by the Company. Employees must be at least 18 years old and have a minimum of one year of service to be eligible for the Pension Plan.

Fair Value of Pension Plan Assets:

Following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value (NAV) of shares held by the plan at year-end.

Equity securities: Valued at the market price per share held by the plan at year-end.

Corporate debt securities: Valued at the market price per bond held by the plan at year-end plus accrued interest.

Exchange traded funds: Valued at the market price per unit held by the plan at year-end.

Insurance policies: Valued at the cash surrender value of the policy held by the plan at year-end.

Pension asset fair value levels at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Exchange Traded Products	$112,434	$0	$0	$112,434
Cash & Cash Equivalents	1,926,434	0	0	1,926,434
Equity Securities	1,214,618	0	0	1,214,618
Corporate Debt Securities	0	763,547	0	763,547
Insurance Policies	353,634	0	0	353,634
Pension assets at fair value	$3,607,120	$763,547	$0	$4,370,667

The Company's actual pension plan weighted-average asset allocation at December 31, 2013 by asset category is as follows:

Asset Category	
Fixed Income	20%
Equity Securities	28%
Cash & Cash Equivalents	44%
Insurance Policies	8%
Total	100%

The principal goal of the investment of funds is to provide stability with moderate growth commensurate with the anticipated retirement dates of participants. Fixed income investments, including interest bearing cash and whole life insurance policies, will normally dominate the portfolio (50% - 75%) but will not preclude the opportunistic use of riskier, higher yielding and/or less liquid investments including mutual funds, equities and alternative investments in order to provide additional returns in order to prevent erosion by inflation.

The plan has thirteen years of investing history and was very conservative in its approach to investing during its first few years. Therefore, at this stage the long term rate of return on assets is based on long term historical returns on both fixed income and equity investments rather than actual plan history. Averaging the historical returns (3% to 5% for long term government bonds and 8% to 12% for broad U.S. equity indexes) in proportion to the plans investing goals served as the basis for the rate of return used for the year ended December 31, 2013.

For the year ended December 31, 2013, the expected minimum pension contribution is $140,000 to provide an ancillary death benefit through the purchase of individual whole life insurance policies. With the exception of death benefit payments, $114,000 of benefit payments are expected between 2014 and 2018. Expected payments for the five years subsequent to 2018 are $640,000.

The following table sets forth the weighted average assumptions used to determine the net periodic cost at the beginning of the year ended December 31, 2013:

Discount rate	4.18%
Expected return on plan assets	5.50%
Rate of compensation increase	2.50%
Measurement date — December 31, 2013	

5. COMMITMENTS AND CONTINGENCIES

Leases — The Company occupies office space under non-cancelable lease with initial or remaining terms of approximately five years. Future minimum payments are as follows:

2014	$ 681,862
2015	720,280
2016	720,280
2017	720,280
2018	720,280
2019 and thereafter	540,213
	$4,103,195

Guarantees — The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under this agreement is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Commitments — During 2013, the Company entered into an uncommitted agreement with an affiliate to provide an credit facility for $1,000,000. The balance outstanding as of December 31, 2013 was $0.

6. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates the carrying value as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Fair Value Hierarchy — The Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. Level 1 primarily consists of money market instruments, deposits, or exchange traded financial instruments.

Level 2 — Quoted prices in active markets are not available, however, pricing inputs are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. Substantially all of the assumptions to value these financial instruments are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Level 3 — Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2013:

	As of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Securities owned - Certificates of deposit	$ 2,125,000	$ -	$ -	$ 2,125,000

7. OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes, as an agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the security is different from the contract amounts of the transaction. The Company's counterparties include U.S. and foreign customers and brokers and dealers that are members of regulated exchanges. The Company does not anticipate nonperformance by such customers or financial institutions; however, the Company's policy is to monitor its market exposure and counterparty risk.

8. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-l"), which requires the maintenance of minimum net capital. The Company follows the alternative method of computing net capital under Rule 15c3-1 which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items. At December 31, 2013, net capital of $14,115,246 exceeded the required net capital minimum of $250,000 by $13,865,246.

9. SUBSEQUENT EVENTS

The Company evaluates events subsequent to December 31, 2013 through the date on which the statement of financial condition is issued. The Company does not note any subsequent events requiring disclosure or adjustment to the statement of financial condition.

* * * * * *



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

February 28, 2014

Exane, Inc.
640 Fifth Ave. 15th FL
New York, NY 10019

In planning and performing our audit of the financial statements of Exane, Inc. (the "Company") as of and for the year ended December 31, 2013 (on which we issued our report dated February 28, 2014 and such report expressed an unmodified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP